July 26, 2010

VIA EDGAR

Ms. Patricia Williams

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:       Nicholas Equity Income Fund, Inc. (the “Fund”)

            Registration Nos. 033-69804/811-08062

Ms. Williams:

This letter is being filed via EDGAR as Correspondence in response to your verbal comments on Post-Effective Amendment (“PEA”) No. 31 to the Fund’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of complying with revisions to Form N-1A adopted in Release Nos. 33-8998, IC-28584 (Jan. 13, 2009) received on July 23, 2010.  We appreciate your assistance and timeliness in this matter.  Your comments as we understood them are detailed below with our response immediately following each comment.

Prospectus

            Comment 1

            In the Summary section, under the "Investment Objectives" heading, the rules require that the Fund disclose the investment objectives or goals; therefore, remove the the second and third sentences.

Response 1

            The second and third sentences have been removed.

            Comment 2

            As the fee waiver is not contractual, remove the footnote and its reference in the Fees and Expenses Table.

            Response 2

            The footnote and its references have been removed from the Fees and Expenses Table and per your suggestion; the Management Fees and Total Annual Fund Operating Expenses after the voluntary waiver has been disclosed in the section entitled "The Fund's Investment Adviser."

Comment 3

As the Fund may invest in small- and mid-cap stocks, add small- and mid-cap risk discussion to the "Principal Risks of Investing in the Fund."

Response 3

            The following bullet point has been added to highlight the risk of investing in small- and mid-cap stocks:

•         Portfolio-Specific Risk - From time to time, the value of an individual company may decline due to a particular set of circumstances affecting that company, its industry or certain companies within the industry, while having little or no impact on other similar companies within the industry.  Because the Fund may invest its assets in the securities of small- and mid-cap companies, the Fund may face additional risks.  Small- to mid-cap companies often have a limited market for their securities and limited financial resources, and are usually more affected by changes in the economy.  Securities of small to medium capitalization companies also often fluctuate in price more than common stocks of larger capitalization companies.

            Comment 4

            If disclosing a risk related to investing in REITS and other Real Estate-Based Securities, this type of investment should be disclosed in the "Principal Investment Strategies" section.

Response 4

The following statement has been added to the "Principal Investment Strategies" section:

            The Fund may invest in Real Estate Investment Trusts ("REITS") and other real estate-based securities.

Statement of Additional Information

Comment 5

            In the section entitled, Management – Directors, Executive Officers and Portfolio Managers of the Fund, the heading in the table discussing other directorships of the Fund Directors should read "Other Directorships Held by Director during Past Five Years."

Response 5

            In the section entitled, Management – Directors, Executive Officers and Portfolio Managers of the Fund, the heading in the table discussing other directorships of the Fund Directors has be changed to read "Other Directorships Held By Director during Past Five Years."

            Comment 6

            In the section entitled, Management – Directors, Executive Officers and Portfolio Managers of the Fund, the disclosures regarding the experience, qualifications, attributes and skills related to director service should be include in narrative form rather than tabular.

Response 6

            The disclosures regarding the experience, qualifications, attributes and skills related to director service have been modified from the tabular form and included in the narrative preceding the table.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)     The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)    The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)     The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

As you know, the Fund’s amendment to its Registration Statement is scheduled to go effective July 31, 2010.  As that date approaches, we will contact you to confirm that our responses are satisfactory and that no additional changes to the Registration Statement are required.  You may contact me at (414) 272-4650 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May

Senior Vice President, Secretary and Treasurer

Cc:       Jason T. Thompson

            Patricia Williams via e-mail